20140009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2014

Renée E. Becnel
Occidental Petroleum Corporation
renee_becnel@oxy.com

Re: Occidental Petroleum Corporation
Incoming letter dated December 23, 2013

Dear Ms. Becnel:

This is in response to your letter dated December 23, 2013 concerning the shareholder proposal submitted to Occidental by John Chevedden. We also have received a letter from the proponent dated December 27, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 27, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Occidental Petroleum Corporation
Incoming letter dated December 23, 2013

The proposal urges the executive pay committee to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy. In addition, the proposal states that the policy shall prohibit hedging transactions for shares subject to the policy that are not sales but reduce the risk of loss to the executive.

We are unable to concur in your view that Occidental may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Occidental's policies, practices and procedures do not compare favorably with the guidelines of the proposal and that Occidental has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Occidental may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 27, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Occidental Petroleum Corp. (OXY)
Executive to Retain Significant Stock
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 23, 2013 company request concerning this rule 14a-8 proposal.

The page 3 conclusion of the company letter seems to say that 50% of stock need be held only 3-years under the current company policy and does not address hedging. The ruel 14a-8 proposal calls for 50% stock retention by senior executives until reaching normal retirement age and prohibits hedging.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Renée E. Becnel <Renee_Becnel@oxy.com>

[OXY: Rule 14a-8 Proposal, November 5, 2013]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders urge that our executive pay committee adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before our Company's next annual meeting. For the purpose of this policy, normal retirement age would be an age of at least 60 and determined by our executive pay committee. Shareholders recommend that the committee adopt a share retention percentage requirement of 50% of net after-tax shares.

This single unified policy shall prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. Otherwise our directors would be able to avoid the impact of this proposal. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any pay or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company D for executive pay with $28 million for Stephen Chazen and $800,000 in CEO perks. Shareholders responded with a 37% vote against executive pay. OXY could give long-term incentive pay to Mr. Chazen for below-median performance. There were no links between incentive pay policies for executives and the effective management of OXY's social and environmental impacts. Plus 5 directors each received 16% to 25% in negative votes. Not one independent director had expertise in risk management.

In other news Colombia's largest oil pipeline (operated by OXY) was hit by an explosion causing a significant oil spill in a July 2013 attack blamed on leftist guerrillas claiming they aim to prevent the exploitation of the country's natural resources by foreign companies. OXY wrote down the value of certain gas properties by $1 billion in January 2013.

OXY did not report on its sustainability policies and practices via the Global Reporting Initiative, a commonly used and highly effective standard for such reporting, nor has it become a voluntary signatory of the UN Global Compact, yet another commonly employed global standard for achieving and maintaining more effective sustainability practices. In the area of workplace safety OXY had not implemented OSHAS 18001 as its occupational health and safety management system.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4*

Occidental Petroleum Corporation

10889 Wilshire Boulevard, Los Angeles, California 90024
Phone 310.443.6187 • Fax 310.443.6737

Renée E. Becnel
Assistant General Counsel

December 23, 2013

VIA ELECTRONIC MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D. C. 20549

Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from Mr. John Chevedden, attached hereto as Exhibit A (the "Proposal"), may be omitted from the proxy materials for the Company's 2014 Annual Meeting of Stockholders (the "Annual Meeting"). The Proposal requests that the Company's Compensation Committee adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before the next annual meeting.

Occidental believes the Proposal may be properly omitted from its Proxy Materials under Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

Rule 14a-8(i)(10)

Under Rule 14a-8(i)(10), a company may omit a proposal from its proxy statement when the company has already substantially implemented the proposal. See *Caterpillar Inc.* (March 11, 2008). The Commission has held that a proposal may be omitted when a company's policy "compares favorably with the guidelines of the proposal." See *ExxonMobil Corporation* (March 21, 2012).

The Proposal requests that, the Compensation Committee require senior executives to retain a "significant percentage" (defined as 50% of net after-tax shares) of shares acquired through equity pay programs until reaching normal retirement age (defined as an age of at least 60 and determined by the Compensation Committee).

Executive Compensation Program

Occidental has a long-standing commitment to basing the majority of executive compensation on the long-term performance of the Company. This is accomplished through granting long-term performance-based incentive awards that have been paid at least 50% in stock over the last several years, and, for awards granted in the last two years, 100% in stock. As reported in the Company's 2013 Proxy Statement, approximately 70% of compensation granted to named executive officers in 2012, based on target and grant date fair values, was based on long-term performance-based incentive awards which will be paid 100% in stock.

Under the executive compensation program, named executive officers are required to retain a number of shares equal to 50% of the net after-tax shares received pursuant to equity awards granted after 2008 for at least three years after the vesting date. These awards are subject to three to seven-year performance periods, with the holding period beginning no sooner than three years after the grant date of the award.

The combination of long performance periods and the post-vesting holding period results in aligning executives' interests with shareholder interests in the long-term performance of the Company. This also results in executives holding equity interests far into the future, without regard to any particular retirement date. With annual grants and payouts made each year with respect to awards granted at least 3 years prior, executives are continually holding shares and equity interests for long-term periods. The Company believes this should apply regardless of whether an executive is near retirement, as the proponent suggests. The Company's approach likely results in more shares held over a longer period than under the proposal.

Stock Ownership Guidelines

Furthermore, Occidental has had minimum stock ownership guidelines for senior management since 1996. The Company's current policy, effective February 9, 2005, is that within four years of election as an executive officer, each executive officer is expected to hold stock having a value of a multiple of 2 to 10 times the executive's annual base salary. The Chief Executive Officer must hold 10 times his base salary; the remaining named executive officers must hold 5 times their base salary; executive vice presidents must hold 3 times their base salary; and other vice presidents must hold 2 times their base salary. Stock holdings include direct stock holdings (including those held in a living trust or by a family partnership or corporation controlled by the officer, unless expressly disclaimed by the officer), shares in the company's 401K plan, long-term stock awards, and restricted stock units. Occidental does not have a required retirement age, other than for the Chief Executive Officer (which was recently set at 68). This stock ownership policy applies to executives as long as they are employed by the Company, which may be beyond the age of 60. Six of the eight named executive officers listed in the 2013 Proxy Statement are over the age of 60. As disclosed in the Company's 2013 Proxy Statement, the named executive officers held between 6 and 553 times their base salaries in stock, which is significant by any standard.

Conclusion

The Company believes that the terms of its equity awards and long-standing stock ownership policy address Mr. Chevedden's concerns regarding retention of stock over the long term. These awards and the: (1) require that 50% of net after-tax shares received be held for at least three years after vesting, including awards vested for executives over 60 years of age, (2) require the ownership of a significant number of shares, (3) require stock ownership for the duration of the officer's service, not for a period ending at a defined "retirement age", and (4) require stock ownership by more than just the "senior officers" mentioned in the proposal. All of this information is available on the Company's website and in its public filings.

Our executive compensation program and stock ownership guidelines meet the requests contained in the proposal and address the underlying concerns and objectives of the proposal, and, in several respects, may exceed its objectives. Therefore, the Company respectfully requests that the Commission staff confirm that Occidental may properly omit the proposal from its 2014 proxy materials under Rule 14a-8.

In accordance with Rule 14a-8(j), a copy of this letter is being sent to Mr. Chevedden, with a letter from the Company notifying him of Occidental's intention to omit the Proposal from its proxy materials. A copy of that letter is attached as Exhibit B.

Occidental plans to begin mailing its proxy materials on or about March 20, 2014. Accordingly, we would appreciate receiving your response no later than March 1, 2014, to meet our printing schedule. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6187.

Very truly yours,

Renée E. Becnel

Renée E. Becnel

Enclosures

cc: John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Stephen Chazen
Chairman and CEO
Occidental Petroleum Corp. (OXY)
10889 Wilshire Boulevard
Los Angeles, CA 90024
PH: 310-208-8800
FX: 310-443-6690, 443-6195

Dear Mr. Chazen,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,

John Chevedden

November 10, 2013
Date

FISMA & OMB Memorandum M-07-16

cc: Donald de Brier
Corporate Secretary
Linda Peterson <linda_peterson@oxy.com>
Associate General Counsel
PH: 310-443-6189
FX: 310-443-6737

[OXY: Rule 14a-8 Proposal, November 5, 2013]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders urge that our executive pay committee adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before our Company's next annual meeting. For the purpose of this policy, normal retirement age would be an age of at least 60 and determined by our executive pay committee. Shareholders recommend that the committee adopt a share retention percentage requirement of 50% of net after-tax shares.

This single unified policy shall prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. Otherwise our directors would be able to avoid the impact of this proposal. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any pay or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company D for executive pay with $28 million for Stephen Chazen and $800,000 in CEO perks. Shareholders responded with a 37% vote against executive pay. OXY could give long-term incentive pay to Mr. Chazen for below-median performance. There were no links between incentive pay policies for executives and the effective management of OXY's social and environmental impacts. Plus 5 directors each received 16% to 25% in negative votes. Not one independent director had expertise in risk management.

In other news Colombia's largest oil pipeline (operated by OXY) was hit by an explosion causing a significant oil spill in a July 2013 attack blamed on leftist guerrillas claiming they aim to prevent the exploitation of the country's natural resources by foreign companies. OXY wrote down the value of certain gas properties by $1 billion in January 2013.

OXY did not report on its sustainability policies and practices via the Global Reporting Initiative, a commonly used and highly effective standard for such reporting, nor has it become a voluntary signatory of the UN Global Compact, yet another commonly employed global standard for achieving and maintaining more effective sustainability practices. In the area of workplace safety OXY had not implemented OSHAS 18001 as its occupational health and safety management system.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4*

Notes:
John Chevedden ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Occidental Petroleum Corporation

10889 Wilshire Boulevard, Los Angeles, California 90024
Phone 310.443.6187 • Fax 310.443.6737

Renée E. Becnel
Assistant General Counsel

December 23, 2013

VIA FEDERAL EXPRESS
VIA EMAIL -
FISMA & OMB Memorandum M-07-16

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Stockholder Proposal for 2014 Annual Meeting

Dear Mr. Chevedden:

Pursuant to Rule 14a-8(j)(i) of the Securities Exchange Act of 1934, as amended, Occidental Petroleum Corporation is hereby notifying you of its intention to omit the proposal you submitted from management's proxy materials with respect to the 2014 Annual Meeting of Stockholders. The Corporation's reasons for omitting your proposal are set forth in the Corporation's letter of even date herewith to the Securities and Exchange Commission, a copy of which is attached hereto.

Very truly yours,

Renée E. Becnel

Renée E. Becnel

Enclosure